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                          March 25, 2024

       Zhengang Tang
       Chief Executive Officer
       Ambitions Enterprise Management Co. L.L.C
       630 Business Village Block B
       Port Saeed Deira, Dubai
       United Arab Emirates

                                                        Re: Ambitions
Enterprise Management Co. L.L.C
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 12,
2024
                                                            CIK No. 0002010959

       Dear Zhengang Tang:

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements are not current.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services